**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-71239 |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __04/02/25__ AND ENDING __03/31/26__
                                        MM/DD/YY                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __WISE US ASSETS INC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__30 W. 26th ST, SIXTH FLOOR__
                                 (No. and Street)

| __NEW YORK__ | __NY__ | __10010__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Vinay Nilakantan__ | __888-908-3833__ | __vinay.nilakantan@wise.com__ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__
                   (Name – if individual, state last, first, and middle name)

| __835 W. 6th St. Unit 1600__ | __AUSTIN__ | __TX__ | __78703__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| __October 20, 2003__ | __238__ |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
|   |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Vinay Nilakantan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WISE US Assets Inc, as of March 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Vinay Nilakantan 12 June 2026 | 19:15 BST
8C3799F41695420...

Title: Chief Executive Officer

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Wise US Assets Inc

## FINANCIAL STATEMENT

## For the Year Ended March 31, 2026

# Index to the financial statement

**Report of Independent Auditors**      **3**

**Balance Sheet**      **4**

**Notes to the Financial Statement**      **5**



# Report of Independent Registered Public Accounting Firm

To the Director and Shareholder of Wise US Assets Inc.

## *Opinion on the Financial Statement – Balance Sheet*

We have audited the accompanying balance sheet of Wise US Assets Inc. (the "Company") as of March 31, 2026, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

## *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

Austin, Texas
June 12, 2026

We have served as the Company's auditor since 2026.

PricewaterhouseCoopers LLP
835 West 6th Street, Suite 1600
Austin, Texas 78703
(512) 477 1300

**www.pwc.com/us**

# Balance Sheet

|  | March 31<br>2026 |
|---|---|
| **Assets** | |
| Cash and cash equivalents | 1,611,759 |
| Receivables from related parties | 407,861 |
| Short term investments | 9,890 |
| Prepaid expenses and other assets | 38,588 |
| Current and deferred tax assets | 8,424 |
| **Total assets** | **2,076,522** |
| | |
| **Liabilities** | |
| Payables to related parties | 258,202 |
| Accruals, provisions and other liabilities | 180,586 |
| **Total liabilities** | **438,788** |
| | |
| **Stockholder's equity** | |
| Authorized share capital | 5,000 |
| Value per share | 1 |
| Share capital | 3 |
| Additional paid in capital | 2,782,294 |
| Retained earnings(deficit) | (1,144,563) |
| **Total stockholder's equity** | **1,637,734** |
| | |
| **Total liabilities and stockholder's equity** | **2,076,522** |

The accompanying notes are an integral part of this financial statement.

# Notes to the Financial Statement

These notes form an integral part of and should be read in conjunction with the accompanying financial statement.

## (1)      Organization and description of business

Wise US Assets Inc. (the "Company") was incorporated on January 31, 2024, in Delaware, with headquarters located in New York. The Company is a wholly-owned subsidiary of Wise US Holdings Inc. (the "Parent"), and its ultimate parent entity is Wise plc (the "Ultimate Parent"). The functional currency of the Company is the United States Dollar.

On April 2, 2025, the Company received approval for its registration as a registered broker-dealer from the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is subject to the regulations of the Securities Exchange Act of 1934, as amended, and the rules and directives of the SEC and FINRA.

The intended nature of the Company's business is the provision of electronic investment services to e-money account holders to allocate and invest their balances in units of specified investment products, operating under its regulatory brokerage framework. Upon commencement of its core commercial operations, the Company expects to offer and engage in the following specific lines of business:

- **Online and Electronic Brokerage Services:** Offering and engaging in an on-line trading and electronic trading framework tailored for e-money account holders to self-direct investment transactions.
- **Mutual Fund Retail Distribution:** Acting as a mutual fund retailer to allow customers to easily allocate funds into shares or units of specified investment funds managed and administered by third parties.
- **Fractional Share Execution:** Facilitating the trading of fractional shares for client accounts on a principal basis, utilizing internal inventory accounts to capture and manage fractional remainders.
- **Proprietary Trading:** Trading securities for its own account on a principal basis to support liquidity provision, platform execution, and inventory balancing activities.

As of March 31, 2026, the Company has not yet commenced principal marketing or commercial operations and has generated no revenues.

## (2) Summary of significant accounting policies

### a) Basis of preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and require management to make certain judgments, estimates and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements. These judgments, estimates and assumptions may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Whilst there has been limited activity in the Company during the period, the principal accounting policies applied in the preparation of these financial statements are set out below.

Preparation of the financial statements requires critical accounting estimates which have been discussed in note 4.

### b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The company may hold cash in financial institutions in excess of Federal Deposit Insurance Corporation insured limits.

### c) Income Taxes

The assessment of realizability of deferred tax assets involves significant judgment and is based on the weight of available evidence. The Company will continue to evaluate the need for a valuation allowance in future periods, and the amount of the valuation allowance may be adjusted if facts and circumstances change.

The Company files income tax returns in the U.S. federal jurisdiction. Tax years generally remain subject to examination by taxing authorities for three years from the later of the original filing date or the date the return was filed. However, to the extent the Company has net operating loss carryforwards or other tax attributes, the tax years in which those attributes arose may remain subject to examination when such attributes are utilized in an open tax year. As of March 31, 2026, the Company is subject to examination for all tax years since inception in 2025.

During the year ended March 31, 2026, the One Big Beautiful Bill Act was enacted in the United States. The enactment of this legislation did not have a material impact on the Company's current-year financial statements or income tax provision.

## (3)        Financial risk and capital management

This note explains the Company's exposure to financial risks during its current operational phase and how those risks are managed.

### Liquidity and Capital Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is currently in a pre-revenue development stage and relies on the continued financial support of its Parent to fund operations and maintain regulatory capital requirement baselines. Management monitors liquidity requirements and cash reserves to ensure sufficient funding is maintained to meet operational obligations and fulfil regulatory net capital rules.

### Regulatory Risk

The Company is a registered broker-dealer subject to the regulatory oversight of the SEC and FINRA. It is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Violation of applicable regulatory frameworks could result in financial sanctions or the revocation of operational licenses, which could have a material adverse effect on the Company's business.

### Credit Risk

Credit risk arises principally from cash and cash equivalents held with financial institutions. This risk is mitigated by maintaining all cash balances with reputable, highly-rated financial institutions. As the Company is in a pre-revenue development stage and has not commenced commercial customer operations, there is no credit exposure to retail or commercial clients.

### Market Risk

The Company has no significant interest-bearing debt, and its cash assets are held in short-term holdings; consequently, operating cash flows are substantially independent of changes in market interest rates. Under prevailing intercompany agreements, foreign exchange risks stemming from cross-border development costs are managed and allocated to the Parent Company, resulting in no material foreign currency exposure to the Company for the year ended March 31, 2026.

## (4)        Critical accounting estimates and judgements

The preparation of the Company's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these estimates and assumptions could result in outcomes that require a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared.

Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

There are no critical accounting estimates and judgements relevant to the year ended March 31, 2026.

## (5)        Cash and cash equivalents

|  | March 31 2026 |
| --- | --- |
| Deposits at financial institutions | 1,611,759 |
| **Total cash and cash equivalents** | **1,611,759** |

Cash and cash equivalents at the beginning of the fiscal period on April 1, 2025, were $1,635,361.

## (6)        Related parties

**Nature of Relationships and Transactions:** The Company is a member of an interconnected global group and relies on its Ultimate Parent Company, Wise plc, and fellow subsidiaries to provide critical technological infrastructure, compliance oversight, legal guidance, and administrative support functions. The Company has entered into an expense allocation agreement with an affiliate, Wise US Inc., whereby expenses associated with personnel, occupancy, technology and other overhead costs are allocated. The Company has also entered into an expense reimbursement agreement with an affiliate, Wise Payments Ltd., whereby expenses incurred by the Company are reimbursed from time to time. The entities under which the Company has entered into expense allocation and reimbursement agreement with are wholly owned subsidiaries under the control of the Company's ultimate parent, Wise plc. All expenses which are reimbursed by the affiliates of the Company are non-repayable in accordance with the reimbursement agreement and accounted for as capital contributions during the period in which the Company incurs excess losses and continues to operate in a development pre-revenue stage.

**Financial Dependency and Parent Support** The Company has incurred operational losses and negative cash flows from operations during its development stage. Management has assessed these financial trends and concluded that the Company is reliant on the continued financial support of its Parent, to fund its ongoing operations and maintain compliance with regulatory net capital requirements. To mitigate this risk, the Parent has provided a letter of financial support confirming its intent and commitment to fund the operations of Wise US Assets Inc. through June 30, 2027.

**Due From / Due To Related Parties:** Elements of receivables and payables resulting from related party transactions as of March 31, 2026, consist of the following:

- **Receivables from Related Parties ($407,861):** This balance represents cash amounts currently owed to the Company from its Parent. This balance accumulates throughout the year as the Parent confirms its non-repayable capital contribution commitments to cover the Company's development-stage overhead. This receivable is unsecured, carries no interest, and is settled via periodic cash transfers to the Company's corporate bank accounts.
- **Payables to Related Parties ($258,202):** This balance represents operational amounts currently owed by the Company to fellow operating affiliates within the Wise Group (primarily Wise US Inc.). It reflects unpaid balances at year-end for allocated corporate infrastructure, technology platform support, compliance oversight, and the intercompany secondment of personnel. These allocations are settled through cash settlement paid from time to time by Wise US Assets.

## (7)      Taxes

### (a) Income tax expense

|  | March 31 2026 |
|---|---|
| **Current income tax** |  |
| Federal | 140 |
| State and local | - |
| **Total current tax expense(benefit) for the year** | **140** |
|  |  |
| **Deferred tax** |  |
| Federal | 561 |
| State and local | - |
| **Total deferred tax expense(benefit) for the year** | **561** |
| **Total income tax expense(benefit) for the year** | **701** |

### (b) Factors affecting income tax expense for the year

A reconciliation of the federal statutory income tax rate to the effective rate for the year ended March 31, 2026, is as follows, reflecting the disclosure requirements of ASU 2023-09 applied prospectively to the current year:

| | March 31 2026 | |
| --- | --- | --- |
| | **Dollars** | **Percentages** |
| Profit on ordinary activities before taxation | (1,132,297) | |
| US federal tax based on statutory rate | (237,782) | 21.000% |
| State and local income tax, net of federal income tax effect | - | 0.000% |
| Foreign tax | - | 0.000% |
| Changes in tax laws or rates | - | 0.000% |
| Cross border tax laws | - | 0.000% |
| Tax credits | - | 0.000% |
| Changes in valuation allowance | 238,333 | -21.049% |
| Nontaxable or nondeductible items | 150 | -0.013% |
| Changes in unrecognized tax benefits | - | 0.000% |
| **Total income tax expense(benefit) for the year** | **701** | **-0.062%** |
| **Effective tax rate** | | **-0.062%** |

The Company is subject to taxation for federal and New York and New York City purposes. For the year ended March 31, 2026, income taxes paid, net of refunds, by jurisdiction were immaterial both individually and in aggregate and, accordingly, have not been separately disclosed.

### (c) Deferred tax balances

| | March 31 2026 |
| --- | --- |
| **Deferred tax assets related to:** | |
| Reserves, accrued expenses and other employee related items | - |
| Stock-based compensation expense | - |
| Net operating losses | 2,514 |
| Unamortized start-up costs | 238,333 |
| Bonds | - |
| **Total deferred tax assets** | 240,847 |

| | |
|---|---|
| Valuation allowance | (238,333) |
| **Net deferred tax assets** | **2,514** |

| | |
|---|---|
| **Deferred tax liabilities related to:** | |
| Depreciation | - |
| Bonds | - |
| **Total deferred tax liabilities** | **-** |

| | |
|---|---|
| **Net deferred tax assets** | **2,514** |

As of March 31, 2026, the Company had total deferred tax assets of $240,847, primarily related to unamortized start-up costs and net operating loss carryforwards. Based on available evidence, management determined a valuation allowance of $238,333 was required, resulting in net deferred tax assets of $2,514. The Company accounts for uncertain tax positions in accordance with ASC 740 and recognizes tax positions only when they are more likely than not to be sustained upon examination based on their technical merits.

Management evaluates the realizability of deferred tax assets at each reporting date by considering all available positive and negative evidence, including historical operating results, cumulative earnings or losses, projected future taxable income, the scheduled reversal of existing taxable temporary differences, and available tax-planning strategies. Based on this evaluation, management determined that it is not more likely than not that certain deferred tax assets will be realized. Accordingly, the Company recorded a valuation allowance against deferred tax assets as of March 31, 2026, primarily related to unamortized start-up costs. The increase in the valuation allowance was $238,333 for the year ending March 31, 2026.

As of March 31, 2026, the Company had approximately $11,970 federal net operating loss carryforwards. These federal net operating losses may be carried forward indefinitely, subject to limitations under applicable tax law. Under Section 382 of the Internal Revenue Code, the Company's ability to utilize its net operating loss carryforwards may be limited if the Company experiences, or has experienced, an ownership change as defined under the Internal Revenue Code. Similar limitations may apply under state tax laws. Any such limitation could restrict the amount of net operating loss carryforwards available to offset future taxable income and could result in some tax attributes expiring or otherwise not being utilized.

The Company has evaluated its tax positions for the tax years ended March 31, 2025, and March 31, 2026, and has determined that it does not have any uncertain tax positions requiring recognition or disclosure. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense. The Company had no accrued interest or penalties related to uncertain tax

positions as of March 31, 2026.

## (8)         Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances.

As of March 31, 2026, the Company had net capital of $1,182,663, which was $932,663 in excess of its required net capital of $250,000.

## (9)         Customer Protection Rule (SEC Rule 15c3-3)

The Company is an approved carrying broker-dealer under its membership agreement with FINRA. However, the Company has not yet commenced customer operations and did not carry customer accounts, hold funds or securities for customers, or owe money or securities to customers at any point during the fiscal year ended March 31, 2026.

Because the Company maintains a carrying registration but engaged in no customer-facing activities during the period, the Company does not claim a specific exemptive provision under paragraph (k) of SEC Rule 15c3-3.

## (10) Commitments and Contingencies

Due to the nature of its business, the Company may in the future be subject to various threatened or filed legal actions. Such litigation is inherently uncertain, and the ultimate resolution of such litigation could be determined by factors outside of the Company's control. The Company is not involved in any pending or threatened litigation that would have a material adverse effect on the financial statements.

## (11) Subsequent events

Management has evaluated subsequent events through June 12, 2026, which is the date the financial statements were available to be issued. Between March 31, 2026, and this date, management did not identify any material subsequent events or transactions that would require recognition or disclosure in the financial statements as presented.